UNI
SECURITIES AND
Washin,

08025404

ANNUAL AUDITED REPORT
(FORM X-17A-5)
PART III

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SEC FILE NUMBER
8- 65595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___October 1, 2006___ AND ENDING September 30, 2007
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun's Brothers Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Richards ST. Suite 1009
(No. and Street)

Honolulu   Hawaii   96813
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Min Won Yang   (808)538-0590
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Deok Song, CPA
(Name – if individual, state last, first, middle name)

1600 Kapiolani Blvd. Suite 1036 Honolulu, Hawaii   96814
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independant public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Min Won Yang_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Sun's Brothers securities, Inc._____ , as

of __September 30_____, 20 _07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2007

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards St. Suite 1009, Honolulu, Hawaii 96813
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc
700 Richards St. Suite 1009
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPEMBER 30, 2007

Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. as of September 30, 2007 and the related Statement of Operations, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of Creditors, and Cash flows for the twelve months ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the twelve months ended September 30, 2007, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 21, 2007

Yun Deok Song,
Certified Public Accountant
John Choi CPA, Inc

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2007

Asset

Current Assets		
Cash in bank	$ 6,663	
Total Current Assets		6,663
Other Current Assets		
Commissions Receivable	27,854	
Total Other Current Assets		27,854
Property and equipment: Net of accumulated		
depreciation of $ 4,146		1,070
Other Asset		
Cash on deposit with Broker-Dealer		48,008
Total Assets	$	83,595

Liabilities and Stockholders' Equity

Current Liabilities		
Accrued taxes payable	2,039	
Refund Payable	3,000	
Total Current Liabilities		5,039
Total Liabilities		5,039
Stockholders' Equity		
Common stock, $1.00 par value;		
1,000 Shares outstanding	1,000	
Additional paid-in capital	182,999	
Retained earnings (loss)	(105,443)	
Total Stockholders Equity		78,556
Total Liabilities and Stockholder's Equity	$	83,595

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF OPERATIONS
For The Twelve Months Ended September 30, 2007

Revenue		
Commissions	$	186,189
Interest		2,885
Total Revenue		189,074
Expenses		
Salaries	22,750	
Commissions	26,391	
Tax & Licenses	9,002	
Other operating expenses	23,507	
Total Expenses		81,650
Net Income (Loss) before provisions for Income Tax		107,424
Income Taxes		-
Net Income (Loss)	$	107,424

See Notes to Financial Statements

- 3 -

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Twelve Months Ended September 30, 2007

		Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at 30-Sep-06	$	1,000	218,442	(212,868)	6,574
Additional Paid in Capital for period			(35,443)		(35,443)
Net Income for period				107,424	107,424
Balance at 30-Sep-07	$	1,000	182,999	(105,443)	78,556

See Notes to Financial Statements

- 4 -

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For The Twelve Months Ended September 30, 2007

Activity during period	$	-
Balance, September 30, 2007	$	-

SUN'S BROTHERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Twelve Months Ended September 30, 2007

Cash flows from operating activities		
Net Income (Loss)	$	107,424
Adjustments to reconcile net income to net cash provided		
by operating activities		
Commissions Receivable	(27,854)	
Accrued taxes payable	1,156	
Salaries payable	(735)	(27,432)
Net cash provided (used) by operating activities		79,992
Cash flows (used) in investing activities		
Fixed Assets: Equipment	(741)	
Accumulated Depreciation	643	
Deposit with Broker-Dealer	(40,241)	
Net cash provided (used) by investing activities		(40,339)
Cash flows (used) in financing activities		
Additional Paid in capital	(35,443)	
Net cash provided (used) by financing activities		(35,443)
Net increase (decrease) in cash		4,211
Cash, October 1, 2006		2,453
Cash, September 30, 2007	$	6,663

See Notes to Financial Statements

- 6 -

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun's Brothers Securities, Inc.
(Company) is presented to assist in understanding the Company's financial statements.
The financial statements and notes are representations of the Company's management who is
responsible for their integrity and objectivity. These accounting policies conform to generally
accepted accounting principles and have been consistently applied in the preparation of the
financial statements.

Nature of Business

The Company was registered on December 16, 2002 as a Broker/Dealer pursuant to
Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security
Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s
activities are to buy and sale of mutual funds and securities, consulting, and related financial
advisory services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain
a minimum "net capital" of $ 5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months
or less that are not registered to be segregated under Federal or other regulations to be cash
and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in private placement of securities in which counter
parties, primarily broker-dealers, banks, and other financial institutions participate. In the event
counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of
default depends on the credit worthiness of the counter party or issuer of the instrument. It is the
Company's policy to review, as necessary, the credit standing of each counter party.

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a net profit during the period, which was offset by net operating loss carried forward. The remaining net operating loss may be carried forward to offset future taxable earnings and thus reduce corporation taxes in future years.

Note B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15C3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company has net capital of $ 77,486 which is $72,486 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital is .0650 to 1.

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

Note C - Fully Disclosed Clearing Agreement

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Related Party Transactions

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities, and insurance required for office space and related miscellaneous ongoing expense for the operation of the business.

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
September 30, 2007

Computation of Net Capital

Total ownership equity (from statement of financial condition)	$ 78,556
Add:	
Allowable credits	-
Total capital and allowable credits	78,556
Deduct:	
Non-allowable assets	(1,070)
Total capital	77,486
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	77,486
Haircuts on securities: Common stock	-
Net Capital	77,486

Computation of Basic Net Capital Requirements

Minimum net capital required: (6-2/3%) of aggregate indebtedness	$ 338
Minimum dollar net capital requirement of broker-dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	72,486

Computation of Aggregate Indebtedness

Current liabilities	$ 5,039
Total aggregate indebtedness	5,039
Percentage of aggregate indebtedness to net capital	6.50%

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
September 30, 2007

Net capital per respondent's most recent X-17A-5	48,562
Adjustment for:	
Decrease in current asset	1,071
Increase in other current asset	27,853
Net capital per audited financial statements	$ 77,486

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
September 30, 2007

Credit balance in customer's security accountants $ -

Debit balance   -

Reserve Computation
Excess of total debts over total credits   None

Required deposit   None

SUN'S BROTHERS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3
REQUIREMENTS PURSUANT TO RULE 15c3-3
September 30, 2007

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

Supplemental Report to Annual Audit Report dated September 30, 2007

Accountant's Report on Material Inadequacies

Broker/Dealer
Sun's Brothers Securities, Inc.
700 Richards St. Suite 1009
Honolulu, HI 96813
(808) 538-0590
CRD # 123531
SEC File #8-65595

Accounting Firm
John Choi CPA, Inc
1600 Kapiolani Blvd. Suite 1036
Honolulu, HI 96814
(808) 955-5071

Audit date: October 1, 2006 to September 30, 2007

In our audit of Sun's Brothers Securities, Inc's financial statements, we have not found any material inadequacies during the period beginning October 1, 2006 and ending September 30, 2007

Yun Deok Song,
Certified Public Accountant
John Choi CPA, Inc

END